SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Eastman Kodak Company

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

277461 40 6

(CUSIP Number)

George Karfunkel

1671 52nd Street

Brooklyn, NY 11204

(917) 836-3640

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 277461406	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) George Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,268,671
	8	SHARED VOTING POWER 4,437,605
	9	SOLE DISPOSITIVE POWER 2,268,671
	10	SHARED DISPOSITIVE POWER 4,437,605

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,706,276
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 277461406	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Renee Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,437,605
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,437,605

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,437,605
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 277461406	13D	Page 4 of 6 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of Eastman Kodak Company, a New Jersey corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on May 18, 2017 (the “Schedule 13D”). The purpose of this filing is to add Renee Karfunkel as a member of the Group and to report an acquisition of Common Stock. Except as specifically amended and supplemented by this Amendment No. 1, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 1 have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

(a)	This statement is filed by George Karfunkel and Renee Karfunkel (collectively, the “Group”).

(b)	The residence address for each member of the Group is 1671 52nd Street, Brooklyn, New York 11204.

(c)	George Karfunkel serves as Chairman of the Sabr Group, a consulting company. The address of Sabr Group is 140 Broadway, 39th Floor, New York, New York 10005. Renee Karfunkel is George’s spouse and a private investor.

(d)	None of the members of the Group have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the members of the Group have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Each member of the Group is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 3, 2019, the members of the Group, as joint tenants, entered into a Purchase Agreement (the “Purchase Agreement”) with certain investment funds related to The Blackstone Group Inc. (the “GSO Funds”). Pursuant to the Purchase Agreement, the members of the Group, as joint tenants, agreed to purchase 4,437,605 shares of Common Stock (the “Purchased Shares”) from the GSO Funds for aggregate consideration of $11,094,012.50 (the “Purchase Price”). The Group paid the Purchase Price from their personal funds. The closing of such sale is scheduled to occur on or about December 9, 2019. Prior to the acquisition of the Purchased Shares, George Karfunkel, individually, owned 2,268,671 shares of Common Stock, 31,451 125% Warrants and 31,451 135% Warrants.

Item 4.	Purpose of Transaction.

The Group acquired the Common Stock for investment purposes. George Karfunkel serves as a member of the Board of Directors of the Issuer. As such, he participates in the planning and decisions of the Board of Directors and management of the Issuer. The Group may from time to time develop plans respecting, or propose changes in, the management, composition of the Board of Directors, operations, capital structure or business of the Issuer. Depending upon market conditions and other factors that the Group deems material, they may purchase additional Common Stock or other securities of the Issuer in the open market, private transactions or from the Issuer, or may dispose of all or a portion of the Common Stock or other securities of the Issuer that they now own or may hereafter acquire. Except as described above, the Group does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of Schedule 13D. The Group reserves the right to formulate plans or make proposals, and to take any actions with respect to their investments in the Issuer, including any or all of the actions described in paragraphs (a) to (j) of Item 4 of Schedule 13D.

CUSIP No. 277461406	13D	Page 5 of 6 Pages

Item 5.	Interest in Securities of the Issuer.

(a)	As of December 3, 2019, the Group is the beneficial owner of an aggregate of 6,706,276 shares of Common Stock, which represent 15.5% of the Issuer’s outstanding Common Stock, which amount includes 31,451 125% Warrants and 31,451 135% Warrants. All percentages set forth in this Schedule 13D are based on the Issuer’s 43,223,181 shares of Common Stock outstanding as of November 1, 2019, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

(b)	George Karfunkel has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition with respect to 2,268,671 shares of Common Stock. The Group has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition with respect to 4,437,605 shares of Common Stock.

(c)	Except as described in Item 3, the Group has not effected any transaction in shares of Common Stock or Warrants during the 60 days preceding the date of this filing.

(d)	Not applicable.

(e)	Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1 — Purchase Agreement, dated as of December 3, 2019, by and among KF Investors LLC, the GSO Funds and the Reporting Person.

Exhibit 99.2 – Joint Filing Agreement, dated December 6, 2019, by and between George Karfunkel and Renee Karfunkel.

CUSIP No. 277461406	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 2019

/s/ George Karfunkel
George Karfunkel

/s/ Renee Karfunkel
Renee Karfunkel